EXHIBIT 99.1

 PRESS RELEASE

All amounts in Canadian dollars.

BROOKFIELD ANNOUNCES RESET DIVIDEND RATE ON ITS SERIES 24 PREFERENCE SHARES

Brookfield, News, June 1, 2016 – Brookfield Asset Management Inc. (TSX: BAM, NYSE: BAM.A, Euronext: BAMA) ("Brookfield") today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 24 ("Series 24 Shares") (TSX: BAM.PR.R) for the five years commencing July 1, 2016 and ending June 30, 2021. If declared, the fixed quarterly dividends on the Series 24 Shares during that period will be paid at an annual rate of 3.014% ($0.188375 per share per quarter). The implied yield on the Series 24 Shares based on the new fixed dividend rate that will apply for the five years commencing July 1, 2016 and today's closing price for the Series 24 Shares is approximately 5.6%.

Holders of Series 24 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on June 15, 2016, to convert all or part of their Series 24 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 25 (the "Series 25 Shares"), effective June 30, 2016.

The quarterly floating rate dividends on the Series 25 Shares will be paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the July 1, 2016 to September 30, 2016 dividend period for the Series 25 Shares will be 0.71861% (2.851% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.1796525 per share, payable on September 30, 2016.

Holders of Series 24 Shares are not required to elect to convert all or any part of their Series 24 Shares into Series 25 Shares.

As provided in the share conditions of the Series 24 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 24 Shares outstanding after June 30, 2016, all remaining Series 24 Shares will be automatically converted into Series 25 Shares on a one-for-one basis effective June 30, 2016; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 25 Shares outstanding after June 30, 2016, no Series 24 Shares will be permitted to be converted into Series 25 Shares. There are currently 10,970,000 Series 24 Shares outstanding.

The Toronto Stock Exchange ("TSX") has conditionally approved the listing of the Series 25 Shares effective upon conversion.  Listing of the Series 25 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX and, upon approval, the Series 25 Shares will be listed on the TSX under the trading symbol "BAM.PR.S".

Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with $240 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

 PRESS RELEASE

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com